Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178786-01

SUPPLEMENT NO. 3 DATED SEPTEMBER 14, 2015

TO THE PROSPECTUS DATED MAY 1, 2015

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “company”) dated May 1, 2015. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

1)	The status of the offering of limited liability company interests, or the shares, of the company; and

2)	The adoption of the company’s share repurchase plan; and

3)	Certain modifications and amendments to our prospectus in connection with the adoption of our share repurchase plan.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of September 9, 2015, we had accepted investors’ subscriptions for and issued approximately 4,227,808 shares in the offering, resulting in our receipt of gross proceeds of approximately $41,482,000.

Share Repurchase Plan

The board of directors has approved a share purchase plan for the company, effective for the quarter ending September 30, 2015.

The following information supersedes and replaces in its entirety the section “Share Repurchase Program” on page 13 of the prospectus.

Share Repurchase Program

We do not currently intend to list our shares on any securities exchange and do not expect a public market to develop for the shares in the foreseeable future. We have adopted a discretionary share repurchase program that will allow our members to request that we redeem their shares subject to the limitations and in accordance with the procedures of such program.

Our board of directors reserves the right to suspend, amend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our members of any changes to the share repurchase program, including any suspension, amendment or termination of it. See “Share Repurchase Program.”

The following information supersedes and replaces in its entirety that first paragraph under the risk factor, “The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares”, on page 40 of the prospectus.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. Your ability to transfer your shares is limited. Pursuant to our LLC Agreement, we have the discretion under certain circumstances to prohibit transfers of shares, or to refuse to consent to the admission of a transferee as a member. Moreover, you should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit your ability to sell your shares to us, and we may amend, suspend or terminate our share repurchase program at any time without giving you advance notice. In particular, our share repurchase program provides that we may make repurchase offers only to members that have held their shares for a minimum of one year. In addition, we limit repurchases (i) during any 12-month period, to 5% of our weighted average number of outstanding shares, and (ii) during any fiscal quarter, to 1.25% of the weighted average number of shares outstanding in the prior four fiscal quarters. Our ability to repurchase shares is subject to and may be limited by the company’s available funds. Therefore, it may be difficult for you to sell your shares promptly or at all. In addition, the price received for any shares sold prior to a liquidity event is likely to be less than the proportionate value of our assets. Investor suitability standards imposed by certain states may also make it more difficult to sell your shares to someone in those states. The shares should be purchased as a long-term investment only.

The following information supersedes and replaces in its entirety that third paragraph under the section “Liquidity Strategy” on page 150 of the prospectus.

Prior to the completion of a liquidity event, our share repurchase program provides a limited opportunity for you to have your shares repurchased by us, subject to certain restrictions and limitations, at a price equal to the then current offering price less the selling commissions and dealer manager fees associated with the relevant class of shares. See “Share Repurchase Program” for a detailed description of our share repurchase program.

The following information supersedes and replaces in its entirety the section “Share Repurchase Plan” on page 151 of the prospectus:

We do not intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares, your ability to sell your shares will be limited. Currently, no secondary trading market exists for the company’s shares and the company anticipates that, outside of exploring a potential liquidity event as described in this prospectus, no such market will develop in the future.

We have adopted a share repurchase program, pursuant to which we will conduct quarterly share repurchases to allow our members to sell all or a portion of their shares back to us at a price equal to the then current offering price less the selling commissions and dealer manager fees associated with that class of shares. This right is subject to the availability of funds and the other provisions of the share repurchase program, which include restrictions that limit your ability to sell your shares. Our role in the share repurchase program will be solely ministerial and we will not actively solicit or recommend repurchases other than disclosing the existence of the program. We describe below the terms and conditions of the share repurchase program and we will disclose any modifications, suspensions or termination of the program as described here.

A member must hold his or her shares for a minimum of one year before he or she can participate in the share repurchase program, subject to the special circumstances repurchases described below. If a member has made more than one purchase of shares, the one-year holding period will be calculated separately with respect to each purchase.

Unless our board of directors determines otherwise, the number of shares to be repurchased during any calendar year is limited to the number of shares sold under our distribution reinvestment plan. See “Distribution Reinvestment Plan.” At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, we limit repurchases (i) during any 12-month period, to 5% of our weighted average number of outstanding shares, and (ii) during any fiscal quarter, to 1.25% of the weighted average number of shares outstanding in the prior four fiscal quarters. You may request that we repurchase all or a portion of the shares that you own, subject to the limitations described herein.

If the amount of repurchase requests exceeds the number of shares for which we have sufficient funds to repurchase, we may repurchase shares on a pro rata basis for such quarter, rounded to the nearest whole share, based upon the total number of shares for which repurchase was requested, and the total funds available for repurchase. Further, we have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under U.S. federal law or Delaware law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

Our board of directors reserves the right to suspend, amend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our members of any changes to the share repurchase program, including any suspension, amendment or termination of it. Moreover, the share repurchase program will terminate on the date that our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any fiscal quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market. There is no assurance that we will repurchase any of your shares pursuant to the share repurchase program or that there will be sufficient funds available to accommodate all of our members’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash. Members will not pay a fee in connection with our repurchase of shares under the share repurchase program.

A member may present to us fewer than all of the member’s shares for repurchase, provided, however, that the member must present for repurchase at least 25% of such member’s shares. In addition, if you choose to present only a portion of your shares for repurchase, you must maintain a minimum balance of $2,000 worth of shares following a request for repurchase.

The company will repurchase shares on the last business day of each fiscal quarter (the “repurchase date”). A member who wishes to have shares repurchased must mail or deliver a written request on a form provided by us and executed by the member, its trustee or authorized agent to the repurchase agent, who will be appointed prior to the time we commence our share repurchase program. All repurchase requests must be received at least five business days before the relevant repurchase date. The repurchase agent at all times will be registered as a broker-dealer with the SEC and each state’s securities commission unless exempt from registration. Following our receipt of the member’s request, we will forward to the member the documents necessary to affect the redemption, including any signature guarantee we or the redemption agent may require. Any member can withdraw a repurchase request by sending written notice to the transfer agent, provided that such notice is received at least five business days before the relevant repurchase date.

Any redemption requests made by our directors, officers or their affiliates will be subject to the limitations described herein. In addition, our directors, officers and affiliates may not submit their shares for repurchase until we have raised at least $100,000,000 in offering proceeds in our primary offering. GCM will not offer its shares for repurchase as long as GCM remains our advisor.

Special Circumstances Repurchase.  Subject to the limitations described in this prospectus, we may allow a member to request a redemption of his or her shares earlier than the adoption date for our share repurchase program and/or prior to such member satisfying the one-year holding period described above, upon the occurrence of any of the following special circumstances: (i) the request of the estate, heir or beneficiary of a deceased member, (ii) a “qualifying disability” of the member or (iii) a “determination of incompetence” of the member.  The repurchase request must be made within 180 days of the event giving rise to the special circumstance.  For purposes of this repurchase right, a disability will be deemed to have occurred when a member suffers a disability for a period of time, as determined by our board of directors and confirmed by a qualified independent physician.  In these instances, the repurchase price will be the offering price less the selling commissions and dealer manager fees associated with the applicable share class immediately following the date of the death or disability of such member.

We have received an order for our repurchase program from the SEC under Rule 102(a) of Regulation M under the Exchange Act. In addition, our repurchase program is substantially similar to repurchase programs for which the SEC has stated it will not recommend enforcement action under Rule 13e-4 and Regulation 14E under the Exchange Act.

Appendix A: Form of Share Repurchase Agreement

The form of share repurchase agreement is inserted in Appendix A after page A-30:

Repurchase Request Form

Greenbacker Renewable Energy Company LLC (the “Company”) Account Registration: ____________________ Tax ID or SSN: __________________

Program Name:

☐	Greenbacker Renewable Energy Company LLC	Acct # ________________________

☐	Please check if repurchase is due to the death or qualifying disability of a shareholder.

1.	Type of Repurchase Being Requested (please complete one option only)*

☐	Please repurchase _____________shares pursuant to the section entitled Share Repurchase Program in the Company’s prospectus I (we) previously received. Should the fund have insufficient cash to honor all repurchase requests presented, I (we) understand that I (we) might not receive the full repurchase request and such request will be honored on a pro rata basis.

☐	Please repurchase the respective number of shares necessary to net a repurchase of $_____________________ pursuant to the section entitled Share Repurchase Program in the Company’s prospectus I (we) previously received. Should the fund have insufficient cash to honor all repurchase requests presented, I (we) understand that I (we) might not receive the full repurchase request and such request will be honored on a pro rata basis.

2.	Option for The Remittance of Your Repurchase*

☐	It is my (our) desire to have payment remitted to my address or custodian of record, as applicable
☐	It is my (our) desire to have payment remitted directly to my bank account via check or ACH, according to my distribution instructions on record.
☐	It is my (our) desire to have payment remitted to the following third party:

☐	It is my (our) desire to have payment remitted to the following third party bank account via ACH (Please attach a voided check for verification):

Bank Name:	Account Number:

Routing Number:

*Please be advised that all repurchase requests processed for custodial accounts will be remitted to the custodian.

A separate form is required for each account for which a repurchase is being requested. We will redeem shares and distribute funds on or about the last business day of the month following the end of each fiscal quarter. Additional documents and/or paperwork may be required. Repurchase requests must be received in good order before the last day of the quarter in order to be considered for that quarter. Otherwise, your repurchase request will be processed in accordance with the terms set forth in the Company’s prospectus the following quarter.

3.	Cost Basis Election

On October 3, 2008, the Emergency Economic Stabilization Act, HR1424, was signed into law, which included provisions from the Energy Improvement and Extension Act of 2008, requiring fund’s to provide cost basis reporting to their shareholders.

Greenbacker Renewable Energy Company LLC has elected to default, for purposes of these cost basis accounting rules, to a first-in / first-out (FIFO) basis as applicable under these new rules. Unless the shareholder elects to choose an alternative method, Greenbacker Renewable Energy Company LLC will default calculations based on a first-in / first-out (FIFO) basis. Investors wishing to elect an approved alternate cost basis method may contact 855.285.0508.

Date of Shares Acquired	Number of Shares	Purchase Price

$

$

$

4.	Signature Execution

ALL SIGNATURES MUST BE MEDALLION SIGNATURE GUARANTEED

Medallion Signature Guarantee:
Investor Name (please print)

Investor Signature	Date

Investor Name (please print)
Medallion Signature Guarantee:
Investor Signature	Date

Custodian (if custodial account)

Custodian Signature	Date

Once Complete Send To:

Regular Mail	Overnight Mail
Investment Processing Department	Investment Processing Department
c/o DST Systems, Inc.	c/o DST Systems, Inc.
P.O. Box 219731	430 W. 7th Street
Kansas City, MO 64121-9731	Kansas City, MO 64105
Financial Advisors: 877.907.1148	Financial Advisors: 877.907.1148

9/15	GB0032-D